UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2018
Commission File Number: 001-35370

Luxfer Holdings PLC
(Name of registrant)

Lumns Lane
Manchester
M27 8LN England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ____
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐     No ☑
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Luxfer Gas Cylinders announces project to close site in Gerzat, France, in 2019

Manchester, England - Luxfer Gas Cylinders, a unit of Luxfer Holdings PLC (NYSE: LXFR), today announced a project to close its site in Gerzat, France.

The European Division of Luxfer Gas Cylinders, specifically the French entity, which manufactures aluminum and composite-wound high-pressure gas cylinders for medical and a variety of industrial applications, has faced difficulties in recent years due to price pressures from growing competition in low-cost countries and a high degree of volatility in costs for raw materials.

Despite efforts to improve operations and find alternative suppliers, the Division needs to simplify its European footprint to safeguard competitiveness, by consolidating the production of cylinders within its larger cylinder manufacturing facilities in Nottingham, England, and Riverside, California.

Against this backdrop, Luxfer Gas Cylinders has today announced a project to close the French production site in Gerzat, which is located near Clermont-Ferrand, by the end of 2019. The closure is subject to a consultation process with local employee representatives and approval of the French Labor Administration. In accordance with French legislation, Luxfer has begun a consultation process with employee representatives on this closure project and on the social programs to be offered. Luxfer would provide the employees of the plant effective support in the face of these unfortunate circumstances. This plan would be negotiated with unions and would include assistance in finding a new job, relocation allowances and skills re-training.

The company noted that its customers will continue to receive the highest levels of customer service and product quality.

Forward-Looking Statement
This release contains certain forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those projected in the forward-looking statements. Examples of such forward-looking statements include but are not limited to: (i) statements regarding the Company’s results of operations and financial condition; (ii) statements of plans, objectives or goals of the Group or its management, including those related to financing, products or services; (iii) statements of future economic performance; and (iv) statements of assumptions underlying such statements. Words such as “believes,” “anticipates,” “expects,” “intends,” “forecasts” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. The Company cautions that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: (i) future revenues being lower than expected; (ii) increasing competitive pressures in the industry; (iii) general economic conditions or conditions affecting demand for the services offered by us in the markets in which we operate, both domestically and internationally, including as a result of the Brexit referendum, being less favorable than expected; (iv) worldwide economic and business conditions and conditions in the industries in which we operate; (v) fluctuations in the cost of raw materials and utilities; (vi) currency fluctuations and hedging risks; (vii) our ability to protect our intellectual property; and (viii) the significant amount of indebtedness we have incurred and may incur and the obligations to service such indebtedness and to comply with the covenants contained therein. The Group cautions that the foregoing list of important factors is not exhaustive. These factors are more fully discussed in the sections “Forward-Looking Statements” and “Risk factors” in our Annual Report on Form 20-F for the year ended December 31, 2017, filed with the U.S. Securities and Exchange Commission on March 19, 2018. When relying on forward-looking statements to make decisions with respect to the Group, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made, and the Group does not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

About Luxfer Gas Cylinders
Luxfer Gas Cylinders (www.luxfercylinders.com) is the world’s largest manufacturer of high-pressure aluminum and composite cylinders. More than 50 million Luxfer cylinders are in service around the world, trusted by companies in a variety of markets including life support, alternative fuel, specialty gas, beverage, medical, fire extinguishers, aerospace, inflation, scuba and performance racing. Luxfer Gas Cylinders, part of Luxfer Holdings (NYSE: LXFR, www.luxfer.com), is based in Riverside, California, and has regional offices and manufacturing facilities in the USA, UK, Canada, France, China and India.

About Luxfer Holdings
Luxfer is a global manufacturer of highly-engineered advanced materials, which focuses on value creation by using its broad array of technical knowhow and proprietary technologies. Luxfer’s high-performance materials, components, and high-pressure gas containment devices are used in defense and emergency response, healthcare, transportation, and general industrial settings. For more information, visit www.luxfer.com.

Luxfer is listed on the New York Stock Exchange and its ordinary shares trade under the symbol LXFR.

Investor Contact:
Douglas A. Fox, CFA
Director, Investor Relations

Cassandra Stanford
Communications Specialist

+1 951-341-2375
Investor.relations@luxfer.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Luxfer Holdings PLC
(Registrant)

Date: November 26, 2018

By: /s/ Jamie M. Savage
       Jamie M. Savage
Authorized Signatory for and on behalf of
Luxfer Holdings PLC